

January 26, 2011

<u>Via U.S. Mail and Facsimile 216.619.1699</u>

Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

   Re: **Forest City Enterprises, Inc.**
       Form 10-K for Fiscal Year Ended January 31, 2010
       Filed March 31, 2010
       Form 10-Q for period ended October 31, 2010
       Filed December 8, 2010
       File No. 1-4372

Dear Mr. O'Brien:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 42

Summary of Segment Operating Results, page 49

Commercial Group, page 50

Operating and Interest Expenses, page 51

1.   We note your disclosure of average base rent per square feet for retail and office leases. In future filings, please provide disclosure highlighting management's plan for obtaining lease renewals on such retail and office properties, including management's expectation regarding any anticipated trends in average base rent per square feet.

Notes to Consolidated Financial Statements, page 102

A. Summary of Significant Accounting Policies

Restricted Cash, page 108

2.   Please tell us the facts and circumstances surrounding the write off of certain replacement reserves and the subsequent re-establishment of these reserves in 2010. In addition, please tell us why you believe that an offset to operation expenses is the appropriate classification within your Consolidated Statements of Operations.

Form 10-Q for period ended October 31, 2010

Item 1. Financial Statements, page 1

Notes to Consolidated Financial Statements, page 8

A. Accounting Policies, page 8

Principles of Consolidation, page 8

3.   We note your discussion of the seven Residential Group entities that have been deconsolidated due to the guidance for consolidation of variable interest entities. Please provide to us a detailed analysis supporting management's conclusion that deconsolidation was appropriate. In addition, please provide us the analysis used in determining that you were required to deconsolidate the remaining two Commercial Group entities, and the impact that these two properties had on your balance sheet.

Termination Benefits, page 10

4.	We note that you continue to reduce your workforce and accrue a severance balance for termination costs. Please tell us and provide disclosure in future filings the total amount of costs expected to be incurred and the expected completion date in connection with these activities. Refer to ASC 420-10-50.

J. Net Gain (Loss) on Disposition of Partial Interests in Rental Properties and Other Investments, page 29

University Park Joint Venture, page 30

5.	We note that you formed a joint venture with HCN FCE Life Sciences, LLC and hold a 51% interest in the joint venture. Please provide to us management's analysis supporting their use of the equity method of accounting. Please ensure that you address the contractual relationship between the registrant and joint venture.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief